SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE TO-T/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. 4 - Final Amendment)*

                            Block Drug Company, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                              SB Acquisition Corp.
                                       and
                     SmithKline Beecham Holdings Corporation
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors))

                 Class A Common Stock, Par Value $.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    093644102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Donald F. Parman, Esq.
                     SmithKline Beecham Holdings Corporation
                               One Franklin Plaza
                        Philadelphia, Pennsylvania 19102
                                 (215) 751-7633

                                   Copies to:

                             James F. Munsell, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)




                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

          Transaction
           Valuation*  770,703,846          Amount of Filing Fee** 154,141
--------------------------------------------------------------------------------

    *For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Value was calculated on the basis of (i) 14,541,582 shares of Class A common stock, par value $.10 per share and (ii) the tender offer price of $53.00 per share. The Transaction Value does not include the value of the transaction with respect to the offer to purchase all outstanding shares of Class B common stock, par value $.10 per share, of Block Drug Company, Inc., which shares are not registered under the Securities Exchange Act of 1934, as amended.
     **This amount has previously been paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                    Filing Party: N/A

Form or Registration No.: N/A                  Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]


         This Amendment No. 4, the final amendment (this "Amendment"), amends and supplements the joint Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on October 19, 2000, as previously amended by Amendment No. 1 on November 3, 2000, Amendment No. 2 on December 14, 2000 and Amendment No. 3 on January 12, 2001, by SB Acquisition Corp. ("Purchaser"), a New Jersey corporation and a wholly-owned subsidiary of SmithKline Beecham Holdings Corporation ("SBHC"), a Delaware corporation and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales ("GSK"), to purchase all the outstanding shares of Class A common stock, par value $.10 per share (the "Class A Shares"), of Block Drug Company, Inc., a New Jersey corporation (the "Company"), which are not owned by SBHC or its affiliates, at a purchase price of $53.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 19, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

      The Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

         "The Offer expired at 5:00 pm, New York City time, on January 12, 2001. Pursuant to the Offer and based upon the report of the Depositary, the Purchaser has accepted for payment 14,319,496 Class A Shares (including 174,556 Class A Shares tendered by guaranteed delivery) and 8,671,372 Class B Shares. Together with the Shares already held by Parent or its affiliates, Purchaser now owns 14,319,496 Class A Shares and 8,671,372 Class B Shares, representing approximately 98.5% and 100% of the outstanding Class A Shares and Class B Shares, respectively.

         Reference is hereby made to the press release issued by GSK on January 16, 2001, a copy of which is attached hereto as Exhibit (a)(1)(K) and incorporated herein by reference."

         ITEM 12. EXHIBITS

                  Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

         "(a)(1)(K) Press Release issued by GSK on January 16, 2001."

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2001


                                    SMITHKLINE BEECHAM HOLDINGS CORPORATION


                                    By: /s/ Donald F. Parman
                                        -----------------------------
                                        Name: Donald F. Parman
                                        Title: Vice President & Secretary


                                    SB ACQUISITION CORP.


                                    By: /s/ Donald F. Parman
                                        -----------------------------
                                        Name: Donald F. Parman
                                        Title: Assistant Secretary




                                  EXHIBIT INDEX


(a)(1)(11)        Press Release issued by GSK on January 16, 2001